Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, April 26, 2023	Financial Contact: David Lowe, 612-623-6456 Media Contact: Laura Evanson, 612-656-7435 Laura_L_Evanson@graco.com

Graco Reports Record First Quarter Sales and Operating Earnings
Sales Growth in All Segments

MINNEAPOLIS (April 26, 2023) – Graco Inc. (NYSE: GGG) today announced results for the first quarter ended March 31, 2023.

Summary
$ in millions except per share amounts

	Three Months Ended
	Mar 31, 2023	Apr 1, 2022	% Change
Net Sales	$529.6	$494.3	7%
Operating Earnings	156.7	128.4	22%
Net Earnings	129.2	100.8	28%
Diluted Net Earnings per Common Share	$0.75	$0.58	29%

Adjusted (non-GAAP): (1)
Net Earnings, adjusted	$126.6	$99.3	27%
Diluted Net Earnings per Common Share, adjusted	$0.74	$0.57	30%
(1) Excludes impacts of excess tax benefits from stock option exercises. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Sales increased 7 percent, led by double-digit growth in the Process segment. Sales increases in the Americas and EMEA were partially offset by a decrease in Asia Pacific. Sales activity in Asia Pacific improved as the quarter progressed.
•Gross profit margin rate was more than 2 percentage points higher than the first quarter last year mainly due to the impact of price changes and favorable product and channel mix.
•Total operating expenses increased 2 percent, but decreased as a percentage of sales by 1 percentage point.
"We started the year strong with low double-digit revenue growth on an organic, constant currency basis, resulting in record first quarter revenue and operating earnings," said Mark Sheahan, Graco's President and CEO. "While the operating environment remains challenging, we were able to grow in all segments as component availability improved, previous pricing actions took hold and foreign exchange headwinds moderated driving improved margin results during the quarter."

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Consolidated Results
Changes in currency translation rates decreased sales and net earnings by approximately $11 million and $6 million, respectively, for the quarter.

Net sales for the quarter increased 7 percent compared to last year (10 percent at consistent translation rates). Sales increased 13 percent in the Americas, 2 percent in EMEA (7 percent at consistent translation rates) and decreased 6 percent in Asia Pacific (1 percent at consistent translation rates).

Gross profit margin rate for the quarter was more than 2 percentage points higher than the first quarter last year. The favorable effects of realized pricing and product and channel mix offset the adverse impacts of higher product costs and changes in currency translation rates.

Total operating expenses for the quarter increased $2 million (2 percent) compared to the first quarter last year. The increase includes higher stock compensation of $2 million and volume and rate-related increases of $5 million. Partially offsetting the increase was $2 million of favorable changes in currency translation rates and $3 million of credit losses on customer receivables in Russia in the prior year that did not repeat.

Interest expense for the quarter decreased $4 million as private placement debt was repaid in the first quarter last year. Other non-operating expenses for the quarter decreased by $2 million due to increased interest income and favorable market valuation changes on investments held to fund certain retirement benefits.

The effective income tax rate of 18 percent for the quarter was flat compared with the first quarter last year.

Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months
	Contractor	Industrial	Process
Net Sales (in millions)	$245.9	$150.2	$133.5
Percentage change from last year
Sales	5%	4%	16%
Operating earnings	25%	0%	48%
Operating earnings as a percentage of sales
2023	30%	35%	30%
2022	25%	36%	24%

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Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	8%	0%	0%	8%
EMEA	7%	0%	(5)%	2%
Asia Pacific	(8)%	0%	(6)%	(14)%
Consolidated	7%	0%	(2)%	5%

Contractor segment sales increased 5 percent, with favorable response to new product offerings and improved product availability. Price realization and favorable product and channel mix drove the operating margin rate 5 percentage points higher.

Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	17%	0%	0%	17%
EMEA	5%	0%	(5)%	0%
Asia Pacific	(3)%	0%	(6)%	(9)%
Consolidated	7%	0%	(3)%	4%

Underlying sales growth in the Americas and EMEA was partially offset by weakness in Asia Pacific, where finishing system sales and other project activity decreased. The unfavorable effects of currency translation drove a 1 percentage point decrease in the operating margin rate.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months
	Volume and Price	Acquisitions	Currency	Total
Americas	22%	2%	0%	24%
EMEA	12%	1%	(4)%	9%
Asia Pacific	6%	0%	(3)%	3%
Consolidated	16%	2%	(2)%	16%

The Process segment had sales growth in all product applications. The operating margin rate for this segment increased 6 percentage points primarily due to price realization and expense leverage.

Outlook

"We are pleased with the results of the first quarter and while end market activity and demand trends for our new and existing products are solid, we remain cautious given the current uncertainty in the macroeconomic backdrop," said Sheahan. "We are confirming our revenue outlook for the year of low single-digit growth on an organic, constant currency basis."

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Financial Results Adjusted for Comparability

Excluding the impacts of excess tax benefits from stock option exercises presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended
	Mar 31, 2023	Apr 1, 2022
Earnings before income taxes	$157.4	$122.9

Income taxes, as reported	$28.2	$22.1
Excess tax benefit from option exercises	2.6	1.5
Income taxes, adjusted	$30.8	$23.6

Effective income tax rate
As reported	17.9%	18.0%
Adjusted	19.5%	19.2%

Net Earnings, as reported	$129.2	$100.8
Excess tax benefit from option exercises	(2.6)	(1.5)
Net Earnings, adjusted	$126.6	$99.3

Weighted Average Diluted Shares	171.7	174.7
Diluted Earnings per Share
As reported	$0.75	$0.58
Adjusted	$0.74	$0.57

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Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; Russia's invasion of Ukraine, and the sanctions and actions taken against Russia and Belarus in response to the invasion; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment; variations in activity in the construction, automotive, mining and oil and natural gas industries; and the impact of declines in interest rates, asset values and investment returns on pension costs and required pension contributions. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2022 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, April 27, 2023, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s first quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure,

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control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended
	Mar 31, 2023	Apr 1, 2022
Net Sales	$529,646	$494,285
Cost of products sold	244,506	239,810
Gross Profit	285,140	254,475
Product development	20,479	19,078
Selling, marketing and distribution	65,383	62,995
General and administrative	42,610	44,039
Operating Earnings	156,668	128,363
Interest expense	1,347	5,287
Other (income) expense, net	(2,029)	153
Earnings Before Income Taxes	157,350	122,923
Income taxes	28,184	22,080
Net Earnings	$129,166	$100,843
Net Earnings per Common Share
Basic	$0.77	$0.59
Diluted	$0.75	$0.58
Weighted Average Number of Shares
Basic	168,018	169,809
Diluted	171,676	174,678

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended
	Mar 31, 2023	Apr 1, 2022
Net Sales
Contractor	$245,971	$234,592
Industrial	150,190	144,669
Process	133,485	115,024
Total	$529,646	$494,285
Operating Earnings
Contractor	$73,772	$58,947
Industrial	52,770	52,630
Process	40,565	27,488
Unallocated corporate (expense)	(10,439)	(10,702)
Total	$156,668	$128,363